BONTAN CORPORATION INC.

NEWS RELEASE:

TORONTO, ON –April 13, 2006, Bontan Corporation Inc. (OTCBB: BNTNF) is pleased to announce that it has completed the previously announced (Press release dated February 24, 2006)  private placement to accredited investors for 10.4 million Units at US$0.25 per Unit for gross proceeds of US$ 2.6 million.

The proceeds net of related expenses including finder fees will be used for working capital and for participation in oil and gas exploration projects.

As a result of the completion of the offering, Bontan has over US$5.5 million in cash and marketable securities.

Among the investors were Pinetree Capital Ltd. (TSX: PNP), a diversified investment, financial advisory and merchant-banking firm focused on the small cap market, which together with its affiliates acquired approximately 17% of the issued and outstanding shares of Bontan

Mr. Kam Shah, CEO, commented, “We are very pleased to have completed this latest offering. Bontan is in a very strong capital position to make significant investments in the natural resource sector. Having Pinetree Capital as a significant investor in our Company is both a vote of confidence in our Company and a tremendous strategic investor going forward. Pinetree’s track record in the natural resource sector has been spectacular over the last few years. We look forward to a very prosperous relationship.”

About Bontan Corporation Inc.

Bontan Corporation Inc. [OTCBB:  BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.